LEGION CAPITAL CORPORATION

301 E. PINE ST., STE. 850

ORLANDO, FL. 32801

August 2, 2017

Ms. Jessica Livingston, Esq.

Staff Attorney

Ms. Era Anagnosti

Legal Branch Chief

Office of Financial Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Via email: livingstonj@sec.gov

Re: Legion Capital Corporation

Form 1-A - Request for Qualification

File# 024-10708

Dear Ms. Livingston and Ms. Anagnosti,

On behalf of Legion Capital Corporation, (the “Company”), I hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on Monday, August 7, 2017, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James S. Byrd, Jr.
James S. Byrd, Jr.
Attorney and CEO